

April 4, 2011

Alceu Duilio Calciolari
Chief Financial and Investor Relations Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501; 19th Floor
05425-070 São Paulo, SP Brazil

> **Re: Gafisa, S.A.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 1-33356**

Dear Mr. Calciolari:

We have reviewed your response letter dated April 1, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>Audited Consolidated Financial Statements</u>

<u>Note 25 – Supplemental Information – Summary of Principal Difference Between Brazilian GAAP and US GAAP</u>

<u>(d) US GAAP condensed consolidated financial information, page F-88</u>

1. We note your response to comments three and six from our letter dated March 15, 2011. We await your quantification of the errors in your U.S. GAAP revenue recognition for the periods presented in your 2009 Form 20-F.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief

CC: Manuel Garciadiaz, Esq., Davis Polk & Wardwell LLP
Via facsimile (212) 701-5428